Christopher Bruno

President

RSE Markets, Inc.

T 413-822-9740

chris@rallyrd.com

250 Lafayette Street, 3rd Floor

New York, NY 10012

347-952-8058

August 12, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Mara Ransom, Assistant Director

Re: RSE Archive, LLC

Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted July 15, 2019

CIK No. 0001768126

Ladies and Gentlemen:

This letter sets forth the response of RSE Archive, LLC (the “Company”) to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 to the Draft Offering Statement on Form 1-A (CIK No. 0001768126) confidentially submitted to the Commission on July 15, 2019 (the “Draft Offering Statement”), contained in the Staff’s letter, dated August 9, 2019 (the “Comment Letter”),  The Company has revised the Draft Offering Statement and is filing a public Offering Statement on Form 1-A (“Offering Statement”) together with this response letter.  The  Offering Statement also contains certain updates and revisions.

For the convenience of the Staff, the comments from the Comment Letter are restated in bold prior to the response to the comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Offering Statement. The relevant changes to the disclosure we have made are underlined in the text below. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Amended Offering Statement.  We are also sending, under separate cover, a marked copy of the Draft Offering Statement showing changes to the Draft Offering Statement.

Exclusive jurisdiction; waiver of jury trial, page 74

1.We note your revised disclosures in response to our prior comment 2.  It is not clear from your disclosure whether your exclusive forum provision applies to clams under the Securities Act of 1933.  In this regard, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If the provision applies to Securities Act claims, please revise your disclosures to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations under it.

The Company acknowledges the Staff’s comment and respectfully notes that it has revised the risk factor on page 33 and included additional disclosure on pages 18, 151, and 152.

2.Please revise to state, if true, that the jury waiver provision is not intended to apply to claims under the U.S. federal securities laws.  If the provision does apply to claims under the U.S. federal securities laws, please clearly disclose this in your filing and, if true, that by agreeing to the provision, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder.  Please also revise your related risk factor as well.

The Company acknowledges the Staff’s comment and respectfully notes that it is not aware of any relevant provisions in Section 14 of the Securities Act, or any other provisions of the Securities Act or the rules and regulations promulgated thereunder, that prohibit the waiver of jury trial by contract, or require that any contract governing the terms of securities registered thereunder permit or require trial by jury of claims made with respect to such securities.

The Company further notes that the waiver only applies “to the fullest extent permitted by applicable law.” Thus, even if the Securities Act or the rules and regulations promulgated thereunder were to prohibit the waiver of trial by jury, the provision would not be inconsistent with Section 14 of the Securities Act. Accordingly, we respectfully submit that the waiver of jury trial under the Company’s Operating Agreement is not inconsistent with Section 14 of the Securities Act.

In response to the Staff’s comments, the Company has revised the risk factor on page 33 and included additional disclosure on pages 151 and 152.

The disclosure addresses potential enforceability issues and clarifies that by agreeing to the waiver provision, Investors will not be deemed to have waived compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

The Company believes that this approach is consistent with that taken in recent securities offerings by Rattler Midstream LP in May 2019 (File No. 333-226645), Pintec Technology Holdings Ltd in October 2018 (File No. 333-226188), by Studio City International Holdings

Ltd. in October 2018 (File No. 333-227232) and by Realm Therapeutics plc in July 2018 (File No. 333-225121).

Please feel free to call me with any questions at 413-822-9740.

Very truly yours,

/s/ Christopher Bruno

Christopher Bruno

cc:

Scott Anderegg, Esq.

Scott Stringer

Donna Di Silvio

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Dean M. Colucci, Duane Morris LLP